Q1 2026 Financial Results 1 P ic tu re : 4 0 7 ET R (C a n a da ) May 7, 2026 Q1 2026 FINANCIAL RESULTS

Q1 2026 Financial Results 2 DISCLAIMER This presentation has been produced by Ferrovial N.V. (the “Company”, “we” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” “we,” “us,” and the “Group” refer to Ferrovial N.V., individually or together with its consolidated subsidiaries, as the context may require. 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Any forward-looking statements contained in this presentation speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this press release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. In addition, certain industry data and information contained in this presentation has been derived from industry or other third- party sources. 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Alternative Performance Measures and Non-IFRS Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this presentation may include certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, and other financial or operational measures that are not presented in accordance with IFRS (collectively, "non-IFRS measures") that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ (‘LfL’) Growth,” “Order Book,” “Consolidated Net Debt,” “Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows),” Cash flows from infrastructure projects (Infrastructure Cash Flows),” and “Ex-Infrastructure Liquidity.” These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure and they may be, and in some cases are used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this presentation are being provided for informative purposes only and should not be construed as investment, financial, or other advice. The Group believes that there are certain non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, which provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that applies (IFRS EU), in assessing its performance. We believe, these are generally consistent with the main indicators used by the community of analysts and investors in the capital markets, however, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please see the section on “Alternative performance measures” in the Company’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2025. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at www.sec.gov.

Q1 2026 OVERVIEW

Solid growth across all businesses

- **Highways:** North American assets delivered strong revenue growth
- **Airports**: New Terminal One (NTO) construction continued progressing
- **Construction**: Profitability margins remained stable despite increased bidding costs

Net debt[1] ex-infra projects[2]: -€1,218M

- Construction operating cash flow (ex-tax payments, ex-dividend): €144M
- Purchase of treasury shares: -€162M

REVENUE & PROFITABILITY FIGURES (LfL VARIATION[1] VS. Q1 2025)

REVENUE
€2,098M
+10.2%

ADJ. EBITDA[1]
€321M
+15.0%

ADJ. EBIT[1]
€198M
+10.6%

Picture: I-66 (USA)

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the Q1 2026 Results Report.
(2) Consolidated Net Debt of ex-infrastructure project companies.

ferrovial | Q1 2026 Financial Results

407 ETR

EBITDA FUELED BY REVENUE GROWTH AND MOBILITY TRENDS

Q1 2026 PERFORMANCE vs. Q1 2025

CAD M	Q1 2026	VAR.
Traffic (VKT M)	567	*8.2%*
Revenue	492	*20.0%*
EBITDA	403	*25.4%*
EBITDA mg	*81.9%*	
Avg revenue per trip (CAD)	18.9	*12.4%*

CAD M	Q1 2026	VAR.
Toll Revenue	466	*22.1%*
Fee Revenue	24	*-15.1%*
Contract Revenue	2	*n.a.*
Total Revenue	**492**	***20.0%***

- Toll revenue growth primarily driven by higher toll rates and higher traffic volume
- Q1 2026 EBITDA includes a Schedule 22 provision[1] (CAD 8.1M vs. CAD 25.9M in Q1 2025). Higher OPEX driven by higher customer operation, highway operations and system operations.

Q1 2026 TRAFFIC (VKTs) & EBITDA PERFORMANCE vs. Q1 2025



25.4%
15.7%
9.7%
8.2%
1.1%
JAN
FEB
MAR
Q1
Traffic
EBITDA

- In Q1 2026, traffic growth driven by more driving offers and an increase in mobility from a higher percentage of onsite employees, partially offset by unfavorable winter weather
- Q1 2026 traffic impacted by the year-over-year comparison from promotions (3-month promotions in Q1 2026 vs. 1-month (March) in Q1 2025)
- Demand segmentation enhancing value for users and maximizing EBITDA growth

Q2 2026 Dividend announcement: CAD500M

(1) At the end of each reporting period, Management prepares an estimate of the Schedule 22 Payment for the calendar year (Schedule 22 Payment Estimate). The Schedule 22 Payment expense for the first quarter of 2026 is determined by allocating the Schedule 22 Payment Estimate for 2026, on the basis of dividing the toll revenues of the first quarter of 2026 over the total estimated toll revenues for 2026. The Schedule 22 Payment expense for each quarter of 2026 will fluctuate due to the seasonal nature of the business.

ferrovial | Q1 2026 Financial Results
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DFW MANAGED LANES

DOUBLE-DIGIT REVENUE PER TRANSACTION GROWTH ACROSS ALL ASSETS

Q1 2026 PERFORMANCE vs. Q1 2025

	NTE		LBJ		NTE35W	
USD M	Q1 2026	VAR.	Q1 2026	VAR.	Q1 2026	VAR.
Transactions (M)	8	*-3.6%*	11	*-1.5%*	12	*1.0%*
Revenue/transaction	10.0	*18.3%*	5.7	*11.5%*	7.8	*17.3%*
Revenue	84	*13.1%*	61	*9.8%*	95	*18.3%*
Adj. EBITDA[1]	71	*11.2%*	50	*8.9%*	76	*18.1%*
Adj. EBITDA mg[1]	*84.9%*		*82.3%*		*80.3%*	
Revenue sharing (incl. at Adj. EBITDA level)	2.4	*81.1%*	-		7.5	*51.3%*

NTE

- Traffic impacted by the ongoing Capacity Improvement construction works
- The Capacity Improvement project is expected to be completed by the end of 2026

LBJ

- Traffic impacted by construction works in the nearby corridors

NTE35W

- Positive traffic performance despite negative impacts from:
  - Increased congestion in an entry/exit point to the MLs, creating bottlenecks
  - Finalization of capacity restrictions due to construction works on nearby road 121

Traffic negatively impacted by adverse weather (mainly January)

REVENUE PER TRANSACTION

Growth % vs. Q1 2025



18.3%
11.5%
17.3%
NTE
LBJ
NTE35W

Soft Cap update in 2026

+2.7%

HIGHER REVENUE PER TRANSACTION ACROSS ALL ASSETS, driven by:

- **Favorable traffic mix** supported by higher heavy vehicles volumes and the technology enhancements implemented in 2025, improving vehicle classification
- **Increased mandatory mode events** in NTE & NTE35W vs. Q1 2025

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the Q1 2026 Results Report.

ferrovial | Q1 2026 Financial Results

5

I-66

SOLID TRAFFIC & REVENUE GROWTH

Q1 2026 PERFORMANCE vs. Q1 2025

USD M	Q1 2026	VAR.
Transactions (M)	8	*8.3%*
Revenue/transaction	8.6	*4.9%*
Revenue	72	*13.6%*
Adj. EBITDA[1]	58	*16.1%*
Adj. EBITDA mg[1]	*80.6%*	

- Q1 traffic showed strong resilience despite adverse weather, supported by increased mobility across the corridor

REVENUE PER TRANSACTION



8.2
8.6
Q1 2025
Q1 2026

+4.9%
Q1 2026 vs Q1 2025

I-77

WEATHER-IMPACTED TRAFFIC, STRONG PRICING

Q1 2026 PERFORMANCE vs.Q1 2025

USD M	Q1 2026	VAR.
Transactions (M)	9	*-5.6%*
Revenue/transaction	3.3	*14.2%*
Revenue	30	*7.6%*
Adj. EBITDA[1]	15	*-11.9%*
Adj. EBITDA mg[1]	*49.5%*	
Revenue sharing[2]	8.0	*87.6%*

- Q1 2026 traffic affected by adverse weather and an exceptional traffic uplift in Q1 2025, when some alternative lanes were still partially closed post-hurricanes.
- Adj. EBITDA was negatively impacted by a step-up in the revenue-share band (25% to 50%). This negative impact on EBITDA is largely a first-year effect and is expected to normalize over time as revenues grow within the new band.

REVENUE PER TRANSACTION



2.8
3.3
Q1 2025
Q1 2026

+14.2%
Q1 2026 vs Q1 2025

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the Q1 2026 Results Report.
(2) Including Revenue sharing from extended vehicles

ferrovial | Q1 2026 Financial Results
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NEW TERMINAL ONE AT JFK

TOWARDS OPERATIONAL READINESS

- NTO keeps progressing facing a crucial year for construction and integration
- In terms of schedule, the contractor has communicated an updated target completion date for the first phase of construction of fall 2026
- First set of Operational Readiness Basic Trials started in Q1 2026
- 87% construction progress
- Commitments from 30 airlines (21 executed agreements and 9 letters of intent)

€978M
Total Investment as of 2025

€64M
Pending Investment Expected to be injected in 2026

DALAMAN

OFF-PEAK SEASON DRIVEN BY DOMESTIC TRAFFIC

EUR M	Q1 2026	VAR.
Passengers (M)	0,3	*9,8%*
Revenue	3	*2,3%*
Adj. EBITDA[1]	-1	*n.s.*
Adj. EBITDA mg[1]	*n.s.*	

- Domestic traffic offset lower international volumes impacted by Middle East geopolitical challenges reflecting the low-season mix. On a full-year basis, Dalaman remains predominantly international. Peak season started in late March.

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the Q1 2026 Results Report.



Picture: New Terminal One, NY (USA)

ferrovial | Q1 2026 Financial Results

CONSTRUCTION

STABLE YoY CONSTRUCTION MARGINS WHILE INCREASING BIDDING COSTS

Q1 2026 PERFORMANCE vs. Q1 2025

EUR M	Q1 2026	Q1 2025	% VAR.	% VAR. LfL[1]
Revenue	1,625	1,584	*2.6%*	*6.9%*
Adj. EBITDA[1]	95	87	*9.1%*	*12.2%*
Adj. EBITDA mg[1]	*5.8%*	*5.5%*		
Adj. EBIT[1]	50	52	*-4.3%*	*-3.1%*
Adj. EBIT mg[1]	*3.1%*	*3.3%*		

- **Budimex:** similar margins year-on-year (6.5% adj. EBIT mg[1] vs 6.4% in Q1 2025), with lower production volumes due to adverse weather conditions, which affected all business segments
- **Webber:** increase in production, driving positive operating leverage and higher margins (3.2% Adj. EBIT mg[1] in Q1 2026 vs 2.6% in Q1 2025)
- **Ferrovial Construction:** 1.4% adj. EBIT mg[1] vs 2.0% in Q1 2025 due to higher investment costs (bidding and IT) to support future growth, with stable revenue levels

HEALTHY ORDER BOOK[1] AT ALL –TIME HIGH

- €1.3B contracts not included in March 2026 order book (pre-awards or pending financial close)
- Breakdown by geography:


45%
25%
14%
11%
4%
North America
Poland
Spain
UK
RoW

€17,555M
+0.5% LfL (2)

OPERATING CASH FLOW

- Construction operating cash flow (ex-tax payments, ex-dividend): €144M



Picture: Ontario Line project (Canada)

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the Q1 2026 Results Report.
(2) Order book vs Dec. 2025.

ferrovial | Q1 2026 Financial Results

Q1 2026 CHANGE IN CONSOLIDATED NET DEBT[1]

EX-INFRASTRUCTURE PROJECT COMPANIES (€ M)



CASH FLOWS EUR +346 M
OPERATING (EUR +86 M)
INVESTING (EUR -4 M)
FINANCING (EUR +264 M)
8
144
(46)
(21)
(48)
27
17
(162)
421
6
4,070
CASH
4,416
CASH
DEBT & OTHERS 2,729
Dividends from projects
Construction Op. Cash Flow (ex-tax payments, ex-dividends)
Other cash flows from (used in) operating activities (ex-tax payments)
Tax payments
Cash flows from (used in) investing activities (ex-Interests received & ex-Divestments)
Interest received and other investing activities cash flows
Divestments
Cash dividend and treasury share purchases
Other cash flows from (used in) financing activities
Effect of exchange rate on Cash & Cash equivalents
DEBT & OTHERS
3,197
CHANGES IN DEBT AND OTHER NET DEBT COMPONENTS EUR +468 M

NET DEBT
€ -1,341M

FY 2025

NET DEBT
€ -1,218M

Q1 2026

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures annex of the Q1 2026 Results Report.

ferrovial | Q1 2026 Financial Results
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Q1 2026 Financial Results 10 Q&A H 5 P ic tu re : N T E (U SA )

Q1 2026 Financial Results INVESTOR RELATIONS +34 91 586 25 65 +31 207 983 700 ir@ferrovial.com www.ferrovial.com P ic tu re : N T E (U SA )